Exhibit 99.52

Akumin designates imaging centers for COVID-19 response

March 23, 2020 – Plantation, FL – Akumin Inc. (TSX: AKU.U, AKU) (“Akumin”) announced today it will be dedicating 10 of its freestanding, outpatient diagnostic imaging centers (the “Designated Centers”) across its regions to focus specifically on patients who have been diagnosed with an active case of COVID-19, the disease caused by the novel coronavirus, or who have similar symptoms. Those patients can receive imaging procedures, such as CT, X-ray or Ultrasound, to the extent they have been ordered by a physician who determines such services to be necessary or useful in connection with their medical assessment and treatment related to COVID-19. This decision will also allow such patients to receive essential medical imaging studies which may be necessary in connection with COVID-19 or other conditions unrelated to COVID-19. While Akumin continues to follow CDC and state and local health department guidelines relating to infectious disease protocols at all of its centers to protect its patients, personnel and the broader community, the Designated Centers will maintain heightened decontamination protocols.

“Akumin is taking these actions to do its part to help its communities in response to COVID-19 by dedicating healthcare resources to dealing with this pandemic while ensuring the safety of its employees and patients,” said Riadh Zine, CEO of Akumin.

All other Akumin imaging centers remain open to provide imaging services for our patients, subject to local laws and compliance with CDC guidelines. These imaging centers will continue to screen patients before entry, based on CDC guidelines, and will direct symptomatic patients to the Designated Centers. In addition, Akumin will work with local health authorities to provide an alternative imaging option to hospital essential imaging services so that resources at hospitals can be focused on, and redirected to dealing with, the coronavirus outbreak. Also, subject to local public health orders intended to fight the novel coronavirus and preserve personal protective equipment, Akumin patients with scheduled screening studies may experience a deferral of their studies.

The Designated Centers will, starting March 25, 2020, initially include the following locations:

Locations	Address	Telephone
Florida – Akumin Fleming Island	4565 US Hwy 17 South, Ste 150 Fleming Island, FL 32003	(904) 592-4700

Florida – Akumin Maitland	7960 Forest City Rd Ste 102 Orlando, FL 32810-2938	(407) 544-3451

Florida – Akumin North Miami	88 NE 168th St North Miami Beach, FL 33162-3410	(305) 770-4343

Florida – Akumin St Petersburg	3451 66th St N Ste B Saint Petersburg, FL 33710-1568	(727) 347-4674

Florida – Akumin Tampa	5107 N Armenia Ave Tampa, FL 33603-1405	(813) 637-2906

Florida – Akumin Weston	2229 N Commerce Pkwy Ste 150 Weston, FL 33326-3239	(954) 349-0054

Pennsylvania – Akumin Grant	1619 Grant Ave Ste 10 Philadelphia, PA 19115-3161	(215) 934-6100

Pennsylvania – Akumin Haverford	600 E Township Line Rd Havertown, PA 19083-5716	(610) 446-1800

Texas – Akumin Denton	1614 Scripture St Ste 2 Denton, TX 76201-3838	(940) 387-6159

Texas – Akumin Mesquite	2540 N Galloway Ave Ste 202 Mesquite, TX 75150-4813	(972) 681-6340

Patients are encouraged to check www.akumin.com prior to their appointment to confirm current facility status and scheduling.

About Akumin

Akumin is a leading provider of outpatient diagnostic imaging services in the United States, with freestanding centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders, thereby reducing the need for unnecessary invasive procedures and contributing to lower costs and better outcomes for patients. Our imaging procedures include magnetic resonance imaging (MRI), computerized tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 28, 2019, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct.

The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com